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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46116T 10 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 46116T 10 0			Page 2 of 5

1.	Name of Reporting Person: Tang Capital Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,654,304

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,654,304

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,654,304

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.6%

12.	Type of Reporting Person: PN

2

13G
CUSIP No. 46116T 10 0			Page 3 of 5

1.	Name of Reporting Person: Tang Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,654,304

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,654,304

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,654,304

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.6%

12.	Type of Reporting Person: OO

3

13G
CUSIP No. 46116T 10 0			Page 4 of 5

1.	Name of Reporting Person: Kevin C. Tang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,654,304

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,654,304

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,654,304

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.6%

12.	Type of Reporting Person: IN

4

13G
CUSIP No. 46116T 10 0			Page 5 of 5

1.	Name of Reporting Person: Oscar L. Tang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 23,408

		6.	Shared Voting Power: 9,539

		7.	Sole Dispositive Power: 23,408

		8.	Shared Dispositive Power: 9,539

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,947

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4%

12.	Type of Reporting Person: IN

5

Item 1(a).	Name of Issuer: Intrabiotics Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2483 East Bayshore Road, Suite 100, Palo Alto, CA 94303

Item 2(a).	Name of Person Filing:

Tang Capital Partners, LP; Tang Capital Management, LLC; Kevin C. Tang;
Oscar L. Tang

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Tang Capital Partners, LP
Tang Capital Management, LLC Kevin C. Tang
4401 Eastgate Mall
San Diego, CA 92121

Oscar L. Tang
c/o Reich & Tang Asset Management LLC 600 Fifth Avenue, 8th Floor
New York, NY 10020

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $.001

Item 2(e).	CUSIP Number: 46116T 10 0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned:

The aggregate number and percentage of securities to which this Schedule 13G/A relates is 1,687,251 shares, representing approximately 19.0% of the 8,880,344 shares outstanding as of December 31, 2004. The Filing Persons beneficially own those securities set forth below:

Tang Capital Partners, LP	1,654,304(1) shares
Tang Capital Management, LLC	1,654,304(1) shares
Kevin C. Tang	1,654,304(1) shares
Oscar L. Tang	32,947 shares

(b) Percent of class:

Tang Capital Partners, LP	18.6%
Tang Capital Management, LLC	18.6%
Kevin C. Tang	18.6%
Oscar L. Tang	0.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Tang Capital Partners, LP	1,654,304 shares
Tang Capital Management, LLC	1,654,304 shares
Kevin C. Tang	1,654,304 shares
Oscar L. Tang	23,408 shares

(ii) Shared power to vote or to direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares
Oscar L. Tang	9,539 shares

(iii) Sole power to dispose or to direct the disposition of:

Tang Capital Partners, LP	1,654,304 shares
Tang Capital Management, LLC	1,654,304 shares
Kevin C. Tang	1,654,304 shares
Oscar L. Tang	23,408 shares

(iv) Shared power to dispose or to direct the disposition of:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares
Oscar L. Tang	9,539 shares

(1)	Kevin Tang disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Tang Capital Management LLC acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Item 12 of Cover Pages and Item 2 of this Schedule 13G.

Tang Capital Partners, LP is the registered holder of the shares. Tang Capital Management, LLC is the general partner of Tang Capital Partners, LP. Kevin C. Tang is the Manager of Tang Capital Management, LLC. Kevin C. Tang is the son of Oscar L. Tang.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
(Date)

TANG CAPITAL PARTNERS, LP By : Tang Capital Management, LLC
By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC
By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
KEVIN C. TANG

/s/ Oscar L. Tang
OSCAR L. TANG

EXHIBIT I

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), TANG CAPITAL PARTNERS, LP affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf.

TANG CAPITAL PARTNERS, LP By : Tang Capital Management, LLC
By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

EXHIBIT II

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), TANG CAPITAL MANAGEMENT, LLC affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf.

TANG CAPITAL MANAGEMENT, LLC
By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

EXHIBIT III

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), KEVIN C. TANG affirms that he is individually eligible to use Schedule 13G and agrees that this Schedule is filed on his behalf.

/s/ Kevin C. Tang
Kevin C. Tang

EXHIBIT IV

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), OSCAR L. TANG affirms that he is individually eligible to use Schedule 13G and agrees that this Schedule is filed on his behalf.

/s/ Oscar L. Tang
Oscar L. Tang